(logo) Fidelity Investments®||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	FPCMS 82 Devonshire Street Boston MA 02109-3614 617 563 7000
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U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Edward Bartz

RE:	Fidelity Rutland Square Trust II (the trust): Strategic Advisers International Fund Strategic Advisers Small-Mid Cap Fund (the funds) File No. 811-21991

Ladies and Gentlemen:

On behalf of the above referenced funds, transmitted herewith for filing pursuant to Rule 14c-5(a) of Regulation 14C under the Securities Exchange Act of 1934 are preliminary copies of the Information Statements to be sent to each fund's shareholders of record as of January 18, 2011. Pursuant to Rule 14a-3(b), the required informational copy of each fund's Annual Report for the fiscal period ended February 28, 2010 has been previously furnished to the commission.

The information contained in the Information Statement for Strategic Advisers International Fund relates to the Trustees' appointment of a new sub-adviser, Causeway Capital Management LLC.

The information contained in the Information Statement for Strategic Advisers Small-Mid Cap Fund relates to the Trustees' appointment of five new sub-advisers: Advisory Research, Inc., Fred Alger Management, Inc., Invesco Advisers, Inc., Loomis, Sayles & Company, L.P., and Systematic Financial Management, L.P.

Each fund's initial shareholder approved a proposal permitting Strategic Advisers to enter into new or amended sub-advisory agreements with one or more unaffiliated sub-advisers without obtaining shareholder approval of such agreements, subject to conditions of an exemptive order that has been granted by the SEC (Exemptive Order). One of the conditions of the Exemptive Order requires the Board of Trustees to approve any such agreement. Subject to the ultimate responsibility of the Board of Trustees, Strategic Advisers has the responsibility to oversee each fund's sub-advisers and recommend their hiring, termination, and replacement.

The exemptive relief exempts Strategic Advisers and the trust from the applicable requirements of Section 15(a) of the Investment Company Act of 1940 (the 1940 Act) and allows the trust's Board of Trustees, subject to certain conditions, to appoint a new unaffiliated sub-adviser and approve a New Agreement on behalf of each fund without a shareholder vote.

We anticipate mailing a definitive Information Statement to shareholders on or about February 11, 2011, and in order to allow sufficient time to meet this schedule, we would greatly appreciate receiving comments (if any) from the Staff no later than January 26, 2011. Please advise the undersigned as soon as possible if any delays are anticipated.

Please contact Jamie Plourde at (617) 563-1375 with any questions or comments relating to this filing.

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/s/ Colin McDevitt
Colin McDevitt
Legal Product Group